Filed Pursuant to Rule 433

Registration Statement No. 333-268815

Relating to the Preliminary Prospectus Supplement

Dated January 4, 2023

(To Prospectus dated December 22, 2022)

Equitable Holdings, Inc.

$500,000,000 5.594% Senior Notes due 2033

Pricing Term Sheet

January 4, 2023

Issuer:	Equitable Holdings, Inc.

Trade Date:	January 4, 2023

Settlement Date:	January 11, 2023 (T+5)*

Securities:	5.594% Senior Notes due 2033 (the “Notes”)

Security Type:	Senior Unsecured Notes

Aggregate Principal Amount:	$500,000,000

Coupon:	5.594%

Interest Payment Dates:	Semi-annually in arrears on January 11 and July 11 of each year, commencing on July 11, 2023

Maturity Date:	January 11, 2033

Expected Ratings (Moody’s/S&P):	Baa1 (Stable) / BBB+ (Stable)**

Offering Format:	SEC Registered

Public Offering Price:	100.000% of the principal amount, plus accrued interest, if any, from January 11, 2023

Underwriting Discount:	0.650%

Proceeds to Issuer (before Expenses):	$496,750,000

Benchmark Treasury:	4.125% due November 15, 2032

Benchmark Treasury Price / Yield:	103-17 / 3.694%

Spread to Benchmark Treasury:	+ 190 bps

Yield to Maturity:	5.594%

Optional Redemption:

The Issuer may, at its option, redeem the Notes in whole or in part, at any time and from time to time prior to October 11, 2032 (the “Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement, dated January 4, 2023) plus 30 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

The Issuer may, at its option, redeem the Notes in whole or in part, at any time and from time to time after the Par Call Date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	29452EAC5 / US29452EAC57

Joint Book-Runners:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

Natixis Securities Americas LLC

PNC Capital Markets LLC

R. Seelaus & Co., LLC

SG Americas Securities, LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

*

Pursuant to Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and S&P Global Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at +1 (800) 854-5674; Citigroup Global Markets Inc. toll free at +1 (800) 831-9146; and J.P. Morgan Securities LLC collect at +1 (212) 834-4533.

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